UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                Park Avenue Tower
                               75 East 55th Street
                                (212) 308 - 6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



NY/308635.3

CUSIP No.  84917P10                                                Page No:  2
                                                                           ----


(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Partners LLC

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      2,253,863
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      2,253,863

                             (10)     Shared Dispositive Power
                                      0
----------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.01%

(14)      Type of Reporting Person (See Instructions)
          OO


--------

          1. Based on 17,776,215 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 13, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.


NY/308635.3

CUSIP No.  84917P10                                                Page No:  3
                                                                           ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Partners Management LLC

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                           (B)  |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      2,253,863
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      2,253,863

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          OO





NY/308635.3

CUSIP No.  84917P10                                                 Page No:  4
                                                                            ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Manager I, Inc.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      2,253,863
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      2,253,863

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          CO




NY/308635.3

CUSIP No.  84917P10                                                Page No:  5
                                                                           ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Christopher M. Jeffries

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          United States

---------------------------- (7)      Sole Voting Power
                                      5,294,591
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      5,294,591

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          IN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  6
                                                                            ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Entertainment Partners L.P.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      625,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      625,000

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          PN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  7
                                                                           ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Entertainment Associates L.P.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      625,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      625,000

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          PN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  8
                                                                           ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Entertainment Corp.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      625,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      625,000

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          CO




NY/308635.3

CUSIP No.  84917P10                                                Page No:  9
                                                                           ----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Brian J. Collins

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          United States

---------------------------- (7)      Sole Voting Power
                                      33,001
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      33,001

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          IN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  10
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          MDP Ventures I LLC

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      72,100
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      72,100

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          OO




NY/308635.3

CUSIP No.  84917P10                                                Page No:  11
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Development Partners L.P.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      1,051,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      1,051,000

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          PN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  12
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Development Associates L.P.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      1,051,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      72,100

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          PN







NY/308635.3

CUSIP No.  84917P10                                                Page No:  13
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Limited Partners L.P.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|


(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      0
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      978,900

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          PN




NY/308635.3

CUSIP No.  84917P10                                                Page No:  14
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Development Corp.

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      1,051,000
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      1,051,000

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          CO





NY/308635.3

CUSIP No.  84917P10                                                Page No:  15
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          MDP Ventures II LLC

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      1,364,728
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      1,364,728

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          OO



NY/308635.3

CUSIP No.  84917P10                                                Page No:  16
                                                                           -----



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Millennium Development Partners II LLC

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  |X|
                                                                (B) |_|

(3)       SEC Use Only

(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      |_|

(6)       Citizenship or Place of Organization

          New York

---------------------------- (7)      Sole Voting Power
                                      1,364,728
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     0
Person With
                             (9)      Sole Dispositive Power
                                      1,364,728

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          5,327,592

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          30.0%

(14)      Type of Reporting Person (See Instructions)
          OO



NY/308635.3

CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7



         The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP") and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP") relating to shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a New York limited liability company ("MDP II LLC"), as reporting persons, is hereby amended to report additional acquisitions of Common Stock (as defined herein) by the Issuer (as defined herein).

Item 1.  Security and Issuer

         No amendments or supplements.

Item 2.  Identity and Background

         The following information amends and restates Item 2.

         This statement is being filed by MPL, MPM LLC, MMI, CMJ, MEP LP, MEA LP, ME Corp., BJC, MDP Ventures I, MDP LP, MDA LP, MLP LP, MD Corp., MDP Ventures II and MDP II LLC (collectively, the "Reporting Persons"). Each of the Reporting Persons other than CMJ and BJC, who are natural persons, was organized in the State of New York.

         The principal business of each of the Reporting Persons is the development of real estate projects.

         The principal business address and the address of the principal office for each of the Reporting Persons is:

                  c/o Millennium Partners Management LLC
                  1995 Broadway
                  New York, New York  10023
                  Attention:  Brian J. Collins

         As further described in Item 5, MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPM LLC is the manager of MPL. MMI is the manager of MPM LLC. CMJ is the majority and controlling stockholder of MMI. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MMI. Schedule I also sets forth the present


NY/308635.3

CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7

principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

         As further described in Item 5, MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEA LP is the general partner of MEP LP. ME Corp. is the general partner of MEA LP. CMJ is the majority and controlling stockholder of ME Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of ME Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

         As further described in Item 5, MDP Ventures I is the holder of record with respect to 72,100 shares of Common Stock. MDP LP is the managing member of MDP Ventures I. MDA LP is the general partner of MDP LP. MD Corp. is the general partner of MDA LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

         As further described in Item 5, MDP Ventures II is the holder of record with respect to 1,364,728 shares of Common Stock. MDP II LLC is the managing member of MDP Ventures II. CMJ is the majority and controlling member of MDP II LLC.

         As further described in Item 5, MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDA LP is the general partner of MDP LP. MLP LP is the holder of a majority of the outstanding limited partnership interests of MDP LP. MD Corp. is the general partner of both MDA LP and MLP LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on
Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

         None of the Reporting Persons and none of the directors, executive officers or stockholders of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         In addition to holding those positions set forth opposite his name on
Schedule I attached hereto, CMJ is the President of Millennium Partners. Millennium Partners is engaged in the development of real estate projects. CMJ is a citizen of the United States of America.



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CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7

         In addition to holding those positions set forth opposite his name on
Schedule I attached hereto, BJC is the Vice President of Millennium Partners. Millennium Partners is engaged in the development of real estate projects. BJC is a citizen of the United States of America.

         All of the directors, executive officers and stockholders of the Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The following information amends and supplements Item 3:

         The consideration for the purchase of an aggregate of 442,378 shares of Common Stock by MDP Ventures II from December 8, 1999 through October 19, 2000 was $1,673,791.46 from MDP Ventures II's general working capital.

Item 4.  Purpose of Transaction

         The following information amends and supplements Item 4:

         The Reporting Persons have acquired a total of 5,327,592 shares of Common Stock. At the time of purchasing such shares of Common Stock, the Reporting Persons acquired such shares as an investment. The Reporting Persons believe that the Common Stock is currently undervalued. The Reporting Persons are interested in having the Issuer act with a view toward maximizing stockholder values.

         The Reporting Persons may consider courses of action designed to help maximize stockholder values, although the Reporting Persons have made no final determination in respect of any such course of action at the present time.

         The Reporting Persons may seek to acquire additional shares of Common Stock or interests in additional shares of Common Stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to (i) availability of shares of Common Stock at prices which the Reporting Persons deem favorable, (ii) appropriate corporate action being taken by the Issuer with respect to Section 203 of the Delaware General Corporation Law and (iii) appropriate corporate action being taken by the Issuer with respect to the Issuer's existing Rights Agreement, as amended. While it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions to third parties or otherwise.

         Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.



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


CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7

Item 5.  Interest in Securities of the Issuer

         The following information amends and restates Item 5.

         (a) As of the date of this Amendment No 7 to Schedule 13D, (i) MPL beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting 12.7% of the shares of Common Stock outstanding; (ii) MPM LLC beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting 12.7% of the shares of Common Stock outstanding; (iii) MMI beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting 12.7% of the shares of Common Stock outstanding; (iv) CMJ beneficially owned an aggregate of 5,294,591 shares of Common Stock, constituting 29.8% of the shares of Common Stock outstanding; (v) MEP LP beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (vi) MEA LP beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (vii) ME Corp. beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (viii) BJC beneficially owned an aggregate of 33,001 shares of Common Stock, constituting 0.2% of the shares of Common Stock outstanding; (ix) MDP Ventures I beneficially owned an aggregate of 72,100 shares of Common Stock, constituting 0.4% of the shares of Common Stock outstanding; (x) MDP LP beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 5.9% of the shares of Common Stock outstanding; (xi) MDA LP beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 5.9% of the shares of Common Stock outstanding; (xii) MLP LP beneficially owned an aggregate of 978,900 shares of Common Stock, constituting 5.5% of the shares of Common Stock outstanding; (xiii) MD Corp. beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 5.9% of the shares of Common Stock outstanding; (xiv) MDP Ventures II beneficially owned an aggregate of 1,364,728 shares of Common Stock, constituting 7.7% of the shares of Common Stock outstanding; (xv) MDP II LLC owned an aggregate of 1,364,728 shares of Common Stock, constituting 7.7% of the shares of Common Stock outstanding; and (xvi) the Reporting Persons collectively beneficially owned an aggregate of 5,327,592 shares of Common Stock, representing 30.0% of the shares of Common Stock outstanding. All calculations of percentage ownership in the foregoing sentence are based on 17,776,215 shares of Common Stock outstanding as of November 13, 2000.

         (b) MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPL has the sole power to vote and the sole power to dispose of such 2,253,863 shares of Common Stock. MPM LLC, MMI and CMJ each has the sole power to vote and the sole power to dispose of the 2,253,863 shares of Common Stock held by MPL.

         MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEP LP has the sole power to vote and the sole power to dispose of such 625,000 shares of Common Stock. MEA LP, ME Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 625,000 shares of Common Stock held by MEP LP.

         BJC is the holder of record with respect to 33,001 shares of Common Stock. BJC has the sole power to vote and the sole power to dispose of such 33,001 shares of Common Stock.



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


CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7

         MDP Ventures I is the holder of record with respect to 72,100 Shares of Common Stock. MDP Ventures I has the sole power to vote and the sole power to dispose of such 72,100 shares of Common Stock. MDP LP, MDA LP, MD Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 72,100 shares of Common Stock held by MDP Ventures I.

         MDP Ventures II is the holder of record with respect to 1,364,728 shares of Common Stock. MDP Ventures II has the sole power to vote and the sole power to dispose of such 1,364,728 shares of Common Stock. MDP II LLC and CMJ each has the sole power to vote and the sole power to dispose of the 1,364,728 shares of Common Stock held by MDP Ventures II.

         MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDP LP has the sole power to vote and the sole power to dispose of such 978,900 shares of Common Stock. MDA LP, MD Corp. and CMJ each has the sole power to vote the 978,900 shares of Common Stock held by MDP LP. MLP LP, MD Corp. and CMJ each has the sole power to dispose of the 978,900 shares of Common Stock held by MDP LP.

         (c) There were no transactions within the last sixty days by any of the Reporting Persons with respect to Common Stock.

                  The following purchases were made by the Reporting Person indicated from December 8, 1999 through October 19, 2000. Such purchases were made in the open market.


Purchaser              Purchase Date      Number of Shares       Price per Share
---------              -------------      ----------------       ---------------

MDP Ventures II        12/8/1999          2,100                  $4.250
MDP Ventures II        12/9/1999          4,600                  $4.250
MDP Ventures II        12/10/1999         1,000                  $4.250
MDP Ventures II        12/13/1999         17,300                 $4.489
MDP Ventures II        12/14/1999         900                    $4.438
MDP Ventures II        12/15/1999         500                    $4.438
MDP Ventures II        12/20/1999         10,000                 $4.375
MDP Ventures II        12/29/1999         4,000                  $3.844
MDP Ventures II        12/30/1999         20,000                 $4.219
MDP Ventures II        5/17/2000          95,000                 $3.074
MDP Ventures II        5/19/2000          7,600                  $3.000
MDP Ventures II        5/26/2000          1,000                  $3.250
MDP Ventures II        6/2/2000           1,100                  $3.375
MDP Ventures II        6/6/2000           100                    $3.250
MDP Ventures II        6/9/2000           200                    $3.625
MDP Ventures II        7/13/2000          89                     $3.500
MDP Ventures II        7/18/2000          89                     $3.500
MDP Ventures II        9/7/2000           3,400                  $3.313
MDP Ventures II        9/7/2000           6,600                  $3.250
MDP Ventures II        9/7/2000           6,000                  $3.375



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


CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7


MDP Ventures II        9/8/2000           20,000                 $3.375
MDP Ventures II        9/11/2000          20,000                 $3.500
MDP Ventures II        9/12/2000          22,500                 $3.500
MDP Ventures II        9/13/2000          28,800                 $3.500
MDP Ventures II        9/21/2000          1,500                  $3.750
MDP Ventures II        9/25/2000          20,000                 $4.000
MDP Ventures II        9/27/2000          7,000                  $4.000
MDP Ventures II        9/28/2000          13,000                 $4.000
MDP Ventures II        9/29/2000          14,000                 $4.000
MDP Ventures II        10/2/2000          10,400                 $4.125
MDP Ventures II        10/5/2000          700                    $4.125
MDP Ventures II        10/6/2000          12,000                 $4.125
MDP Ventures II        10/9/2000          3,000                  $4.125
MDP Ventures II        10/9/2000          20,700                 $4.250
MDP Ventures II        10/11/2000         15,000                 $4.250
MDP Ventures II        10/12/2000         7,200                  $4.250
MDP Ventures II        10/16/2000         1,000                  $4.250
MDP Ventures II        10/17/2000         1,000                  $4.313
MDP Ventures II        10/17/2000         1,500                  $4.375
MDP Ventures II        10/19/2000         33,500                 $4.375
MDP Ventures II        10/20/2000         8,000                  $4.375


         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No amendments or supplements.

Item 7.  Material to Be Filed as Exhibits

         1.       Letter   Agreement   dated  March  13,  1997  by  and  between
                  Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

         2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

         3. Agreement of Transfer dated as of June 20, 1997 between Millennium Partners LLC and Millennium Entertainment Partners L.P.*

         4.       Power of Attorney of Christopher M. Jeffries  appointing Brian
                  J. Collins Attorney-in-Fact.*

--------
* Previously Filed.


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


CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7



                                   Schedule I
                                   ----------

Name of Individual                         Position
-----------------                          --------

Christopher M. Jeffries                    President, director and majority
                                           stockholder of MMI, ME Corp. and MD
                                           Corp.; President of MDP Ventures I,
                                           MDP Ventures II and MDP II LLC.

Philip E. Aarons                           Vice President and director of MMI,
                                           ME Corp. and MD Corp.; Vice President
                                           of MDP Ventures I, MDP Ventures II
                                           and MDP II LLC.

Philip H. Lovett                           Vice President and director of MMI,
                                           ME Corp. and MD Corp.; Vice President
                                           of MDP Ventures I, MDP Ventures II
                                           and MDP II LLC.

Steven L. Hoffman                          Vice President, Treasurer and
                                           Assistant Secretary of MMI, ME Corp.,
                                           MD Corp., MDP Ventures I and MDP II
                                           LLC; director of ME Corp.; Vice
                                           President and Secretary of MDP
                                           Ventures II.

Brian J. Collins                           Vice President and Secretary of MMI,
                                           ME Corp., MD Corp., MDP Ventures I
                                           and MDP II LLC.; Vice President,
                                           Secretary and Treasurer of MDP
                                           Ventures II.

Lisa Gillespie-Jeffries                    Vice President of MMI.

George Von Werz                            Vice President of ME Corp. and MD
                                           Corp.


  The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.



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CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7



                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.




Dated:   January _____, 2001
                                 ------------------------------------------
                                 BRIAN J. COLLINS
                                 * In his individual capacity, in his
                                 capacity as an authorized officer of each of the following entity Reporting Persons and in his capacity as an attorney-in-fact pursuant to the Power of Attorney filed under Item 7 with respect to CMJ:


                                 MILLENNIUM PARTNERS LLC

                                 By: MILLENNIUM PARTNERS MANAGEMENT,
                                     LLC, its manager

                                     By:  MILLENNIUM MANAGER I, INC., its
                                          manager

                                 MILLENNIUM PARTNERS MANAGEMENT
                                                          LLC

                                 By: MILLENNIUM MANAGER I, INC.,
                                     its manager

                                 MILLENNIUM MANAGER I, INC.

                                 CHRISTOPHER M. JEFFRIES

                                 MILLENNIUM ENTERTAINMENT PARTNERS
                                 L.P.

                                 By: MILLENNIUM ENTERTAINMENT
                                     ASSOCIATES L.P., its general partner

                                     By:  MILLENNIUM ENTERTAINMENT
                                          CORP., its general partner






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CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7


                                 MILLENNIUM ENTERTAINMENT ASSOCIATES
                                 L.P.

                                 By: MILLENNIUM ENTERTAINMENT CORP.,
                                     its general partner


                                 MILLENNIUM ENTERTAINMENT CORP.

                                 MDP VENTURES I LLC

                                 By: MILLENNIUM DEVELOPMENT
                                     PARTNERS L.P., its managing member

                                          By: MILLENNIUM DEVELOPMENT
                                              ASSOCIATES L.P., its general
                                              partner

                                              By: MILLENNIUM DEVELOPMENT
                                                  CORP., its general partner

                                 MILLENNIUM DEVELOPMENT PARTNERS L.P.

                                 By: MILLENNIUM DEVELOPMENT
                                     ASSOCIATES L.P., its general partner

                                        By: MILLENNIUM DEVELOPMENT CORP.,
                                            its general partner

                                 MILLENNIUM DEVELOPMENT ASSOCIATES,
                                 L.P.

                                 By: MILLENNIUM DEVELOPMENT CORP., its
                                     general partner


                                 MILLENNIUM LIMITED PARTNERS L.P.

                                      By:  MILLENNIUM DEVELOPMENT
                                           CORP., its general partner


                                 MILLENNIUM DEVELOPMENT CORP.




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


CUSIP No. 84917P10               SCHEDULE 13D - AMENDMENT NO. 7



                                 MDP VENTURES II LLC

                                 By: MILLENNIUM DEVELOPMENT
                                     PARTNERS II LLC, its managing member

                                 MILLENNIUM DEVELOPMENT PARTNERS II
                                 LLC






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